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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13D-2(B)*
Lawson Software, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
52078P102
(CUSIP Number)
April 25, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	52078P102	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Tennenbaum Capital Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
95-4759860 (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,180,417 shares(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

10,180,417 shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,180,417 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA
(1) Tennenbaum Capital Partners, LLC serves as investment advisor to two funds that are the registered holders of an aggregate of 10,180,417 shares of Common Stock of Lawson Software, Inc.
(2) The two funds, to which Tennenbaum Capital Partners, LLC serves as investment advisor, are party to a Put and Call Option Agreement with another holder of Lawson Software, Inc. Common Stock. As of the date of this filing, the Put and Call Option has not been exercised. If the option is exercised by either party in full, the number of shares stated in this box would be 9,592,499.
(3) Based on figures disclosed in the Form 424B3 filed by Lawson Holdings, Inc., March 17, 2006. See “Security Ownership of Principal Stockholders, Directors and Management of Lawson Software—Security Ownership of Principal Stockholders”. The two funds, to which Tennenbaum Capital Partners, LLC serves as investment advisor, are party to a Put and Call Option Agreement with another holder of Lawson Software, Inc. Common Stock. As of the date of this filing, the Put and Call Option has not been exercised. If the option is exercised by either party in full, the percentage stated in this box would be 5.2%.

CUSIP No.	52078P102	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Tennenbaum & Co., LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
95-4587347

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,180,417 shares (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

10,180,417 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,180,417 shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Tennenbaum & Co., LLC is affiliated with two funds that are the registered holders of an aggregate of 10,180,417 shares of Common Stock of Lawson Software, Inc. These two funds are party to a Put and Call Option Agreement with another holder of Lawson Software, Inc. Common Stock. As of the date of this filing, the Put and Call Option has not been exercised. If the option is exercised by either party in full, the number of shares stated in this box would be 9,592,499.
(2) Based on figures disclosed in the Form 424B3 filed by Lawson Holdings, Inc., March 17, 2006. See “Security Ownership of Principal Stockholders, Directors and Management of Lawson Software—Security Ownership of Principal Stockholders”. The two funds, with which Tennenbaum & Co., LLC is affiliated, are party to a Put and Call Option Agreement with another holder of Lawson Software, Inc. Common Stock. As of the date of this filing, the Put and Call Option has not been exercised. If the option is exercised by either party in full, the percentage stated in this box would be 5.2%.

CUSIP No.	52078P102	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Michael E. Tennenbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,180,417 shares (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

10,180,417 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,180,417 shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Mr. Tennenbaum is affiliated with two funds that are the registered holders of an aggregate of 10,180,417 shares of Common Stock of Lawson Software, Inc. These two funds are party to a Put and Call Option Agreement with another holder of Lawson Software, Inc. Common Stock. As of the date of this filing, the Put and Call Option has not been exercised. If the option is exercised by either party in full, the number of shares stated in this box would be 9,592,499.
(2) Based on figures disclosed in the Form 424B3 filed by Lawson Holdings, Inc., March 17, 2006. See “Security Ownership of Principal Stockholders, Directors and Management of Lawson Software—Security Ownership of Principal Stockholders”. The two funds, with which Mr. Tennenbaum is affiliated, are party to a Put and Call Option Agreement with another holder of Lawson Software, Inc. Common Stock. As of the date of this filing, the Put and Call Option has not been exercised. If the option is exercised by either party in full, the percentage stated in this box would be 5.2%.

Item 1(a).	Name of Issuer: Lawson Software, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

380 St. Peter Street St. Paul, Minnesota 55102

Item 2(a).	Name of Persons Filing:
     This Statement on Schedule 13G is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, Tennenbaum LLC and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

Item 2(b).	Address of Principal Business Office:

c/o Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405

Item 2(c).	Citizenship:
     TCP is a Delaware limited liability company. Tennenbaum LLC is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen.

Item 2(d).	Title of Class of Securities:
     Common Stock, par value $0.01 per share (“Common Stock”), of Lawson Software, Inc., a Delaware corporation (the “Company”).

Item 2(e).	CUSIP Number: 52078P102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

TCP, Tennenbaum LLC and Mr. Tennenbaum:

	(a)	Amount Beneficially Owned: 10,180,417 shares(1) of Common Stock of Lawson Software, Inc.

	(b)	Percent of Class: 5.5 (1)%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 10,180,417 shares(1)
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of:
10,180,417 shares(1)

(1)	TCP, Tennenbaum LLC and Mr. Tennenbaum are each affiliated with two funds that are the registered holders of an aggregate of 10,180,417 shares of Common Stock of Lawson Software, Inc. These two funds are party to a Put and Call Option Agreement with another holder of Lawson Software, Inc. Common Stock. As of the date of this filing, the Put and Call Option has not been exercised. If the option is exercised by either party in full, the amount of shares beneficially owned, for which there is a shared power to vote and for which there is a shared power to dispose would be 2,849,257 shares and the percentage of class would be 1.5%.

Item 5.	Ownership of Five Percent or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
     Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), which is a fund controlled by the Reporting Persons, directly owns, has the shared power to vote and has the shared power to dispose of 3,023,886 shares of Common Stock, representing 1.6% of that class of securities.(2) Special Value Opportunity Fund, LLC, a Delaware limited liability company (“SVOF”), which is a fund controlled by the Reporting Persons, directly owns, has the shared power to vote and has the shared power to dispose of 7,156,530 shares of Common Stock, representing 3.9% of that class of securities.(3)

(2)	SVEF is party to a Put and Call Option Agreement with another holder of Lawson Software, Inc. Common Stock. As of the date of this filing, the Put and Call Option has not been exercised. If the option is exercised by either party in full, the amount of shares beneficially owned, for which there is a shared power to vote and for which there is a shared power to dispose would be 3,023,886 shares and the percentage of class would be 1.5%.

(3)	SVOF is party to a Put and Call Option Agreement with another holder of Lawson Software, Inc. Common Stock. As of the date of this filing, the Put and Call Option has not been exercised. If the option is exercised by either party in full, the amount of shares beneficially owned, for which there is a shared power to vote and for which there is a shared power to dispose would be 6,743,242 shares and the percentage of class would be 3.6%.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tennenbaum Capital Partners, LLC,
a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

Tennenbaum & Co., LLC,
a Delaware limited liability company

Each of the above by:

/s/ David A. Hollander

	Name:	David A. Hollander, acting under
Power of Attorney for Michael E. Tennenbaum
	Its:	Managing Member
	Date:	May 5, 2006

MICHAEL E. TENNENBAUM

/s/ David A. Hollander

Name:	David A. Hollander, acting under Power of Attorney for Michael E. Tennenbaum
Date:	May 5, 2006

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated May 5, 2006.